FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Fourth Quarter 2010 - Same-store gross sales increased 11.5%

São Paulo, Brazil, January 14, 2011. Grupo Pão de Açúcar [NYSE: CBD; BM&FBOVESPA: PCAR5 (PNA)] hereby announces its sales for the fourth quarter of 2010 (unaudited preliminary results). The information presented is based on consolidated figures and denominated in Reais, in accordance with Brazilian Corporate Law.

Grupo Pão de Açúcar (GPA) 4Q10 consolidated

In 4Q10, GPA's gross sales, comprising all the Group's formats, including Casas Bahia (consolidated as of November 2010), increased by 50.7% over the same period last year to R$12,599.7 million, while net sales climbed by 47.9% to R$11,035.9 million. Excluding Casas Bahia's business, gross and net sales would come to R$9,625.2 million and R$8,586.1 million, respectively.

In same-store terms (i.e. stores that have been operational for at least 12 months at GPA, therefore excluding Casas Bahia business), gross sales grew by 11.5%, giving real growth of 5.5.% (when deflated by the IPCA - consumer price index(1)). Net same-store sales recorded nominal growth of 11.3%.

GPA Food 4Q10

GPA Food posted gross sales of R$7,275.5 million and net sales of R$6,535.7 million, 7.8% and 8.1% up on 4Q09, respectively.

On a same store basis, gross and net sales moved up by 7.2% and 7.3%, respectively.

Also on a same-store basis, gross food sales grew by 8.4% in the period, led by beverages and perishables. Non-food gross sales grew by 3.2%, mainly impacted by gas station sales, which fell by 8.4% in the period. Excluding this effect, non-food sales would have increased 5.9%.

The Group's best-performing formats were Assaí and Extra Supermercado, whose gross same-store sales climbed by 15.5% and 18.5%, respectively.

Globex 4Q10

Globex's gross sales in 4Q10, including the Ponto Frio stores, Nova Pontocom (e-commerce operations of pontofrio.com, extra.com, casasbahia.com and wholesale-electro operations) and the Casas Bahia stores, consolidated as of November 2010, stood at R$5,324.1 million, 230.8% up on the same period last year. Excluding Casas Bahia business, gross sales would move up 46.0% to R$2,349.7 million.

Net sales reached R$4,500.1 million, 218.4% more than in 4Q09, and would sum R$2,050.4 million, representing growth of 45.1% if Casas Bahia business was excluded.

In same-store terms, gross and net sales increased by 27.1% and 26.1% year-on-year, respectively.

Also in same-store terms, gross bricks-and-mortar store sales recorded growth of 20.2% over 4Q09, while the gross sales of Nova Pontocom and wholesale operations increased by 41.9%, featuring e-commerce, which increased 63.0% in the period.

Grupo Pão de Açúcar 2010 consolidated

In 2010, GPA recorded gross sales of R$36,140.3 million, 37.8% up on the previous year. Excluding Casas Bahia's business, gross sales would come to R$33,165.9 million, up by 26.8%. It is worth noting that gross sales reached the year's guidance (gross sales above R$33 billion).

Net sales stood at R$32,087.6 million, 38.0% more than in 2009, or would be R$29,637.9 million excluding Casas Bahia business, up by 27.5%.

On a 'same store' basis, gross sales increased by 12.1%, equivalent to real growth of 6.4% (when deflated by the IPCA consumer price index(1)), higher than the 4%-5% guidance range announced at the beginning of the year.

In the same period, net same-store sales recorded nominal growth of 13.2%.

GPA Food - 2010

GPA Food posted gross sales of R$26,125.2 million (above year s guidance of R$26 billion), 12.0% up on 2009.

Net sales reached R$23,479.5 million, a 13.0% increase when compared to 2009 figures. In same-store terms, gross and net sales increased by 9.5% and 10.5%, respectively.

Also in same-store terms, gross food sales grew by 9.3% in the period, led by beverages and perfumery and cleaning products. Non-food sales grew by 10.2%, led by the electronics/household appliance and textile categories, which recorded increases above the average for the non-food segment.

Assaí and Extra Supermercado operational performance were outliers, posting gross same-store sales growth of 18.0% and 23.4%, respectively.

Globex 2010

In 2010 Globex's gross sales totaled R$10,015.1 million, 112.6% more than the year before. Excluding Casas Bahia business, gross sales would come to R$7,040.7 million, beating R$7 billion guidance for the year, and would be 49.5% higher than 2009.

Net sales stood at R$8,608.1 million, 117.8% more than in 2009. Net sales would register R$6,158.4 million and growth of 55.8% if Casas Bahia business was excluded.

On a same-store basis, gross sales increased by 30.2% 21.1% for the bricks-and-mortar stores and 45.4% for Nova Pontocom, highlighting e-commerce operation which increased 62.2% in 2010.

(1)	Grupo Pão de Açúcar adopts as its inflation index the IPCA consumer price index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the company.
(2)	Globex's 'same store' sales include Ponto Frio's operations in bricks-and-mortar stores + wholesale + e-commerce (pontofrio.com and extra.com).

Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results and relating to the growth potential of the Company are mere forecasts and were based on the expectations of Management in relation to the Company's future. These expectations are highly dependent on changes in the market, Brazil's general economic performance, the industry and international markets, and are thus subject to change.

Vitor Fagá		Investor Relations
vitor.faga@grupopaodeacucar.com.br		Phone: +55 11 3886-0421
Fax: +55 11 3884-2677
Marcel Rodrigues da Silva	Bruno Salem Brasil
marcel.rodrigues@grupopaodeacucar.com.br	bruno.brasil@grupopaodeacucar.com.br	E-mail: gpa.ri@grupopaodeacucar.com.br
Website: www.gpari.com.br

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 14, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.